United States securities and exchange commission logo





                                May 25, 2022

       Kaes Van't Hof
       Chief Financial Officer
       Diamondback Energy, Inc.
       500 West Texas, Suite 1200
       Midland, Texas 79701

                                                        Re: Diamondback Energy,
Inc.
                                                            Form 10-K For
Fiscal Year Ended December 31, 2021
                                                            Filed February 24,
2022
                                                            File No. 001-35700

       Dear Mr. Van't Hof:

              We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to these comments, we may have additional comments.

       Form 10-K Filed February 24, 2022

       General

   1. We note that you provided more expansive disclosure in your Corporate Sustainability
                                                        Report than you
provided in your SEC filings. Please advise us what consideration you gave to providing the
same type of climate-related disclosure in your SEC filings as you provided in your
Corporate Sustainability Report.
       Risk Factors, page 27

   2. It appears that you have identified technological advances in fuel economy and energy generation devices,
growing alternative energy sources, and the transition to a lower-
                                                        carbon economy as
transition risks related to climate change. Explain how your disclosure details the
effects of these transition risks on your business, financial condition, and results of
operations.
 Kaes Van't Hof
FirstName  LastNameKaes
Diamondback   Energy, Inc. Van't Hof
Comapany
May        NameDiamondback Energy, Inc.
     25, 2022
May 25,
Page 2 2022 Page 2
FirstName LastName
3. We note that you are a party to various routine legal proceedings, disputes, and claims arising in the ordinary course of your business, including those that arise from environmental claims. Disclose any material litigation risks related to climate change and explain the potential impact to the company.
Management's Discussion and Analysis of Financial Condition and Results of Operations, page
46

4.       We note that your 2022 capital budget includes amounts that will be spent on
         infrastructure and environmental expenditures. We also note the reference in your
         Corporate Sustainability Report to projects designed to reduce your carbon footprint. Tell us how you considered providing more detailed disclosure regarding past and future capital expenditures for these types of projects. Include quantitative information for each of the periods covered by your Form 10-K and for future periods as part of your response.
5. To the extent material, discuss the indirect consequences of climate-related regulation or business trends, such as the following;
             increased competition to develop innovative new products that result in lower emissions;
             any anticipated reputational risks resulting from operations or products that produce material greenhouse gas emissions; and
             developments that create new opportunities such as the use of lower-emission sources of energy and increased revenues through gas captured rather than flared.
6. We note that extreme weather conditions can interfere with your production and increase your costs and that damages resulting from extreme weather may not be fully insured.
         Disclose in greater detail the physical effects of climate change on your operations and results, including as it relates to the potential for indirect weather-related impacts that have affected or may affect your major customers or suppliers. In your response, tell us about and quantify weather-related damages to your property or operations and any weather-related impacts on the cost or availability of insurance for each of the last three fiscal years and explain whether changes are expected in future periods.
7.       You state on page 16 that you are in    substantial compliance with
applicable
         environmental laws and regulations.    Tell us about and quantify
compliance costs related
         to climate change for each of the periods covered by your most recent Form 10-K and whether increased amounts are expected to be incurred in future periods.
8. We note that you have purchased carbon credits to offset emissions. Provide us with quantitative information regarding your purchase or sale of carbon credits or offsets during the last three fiscal years and amounts budgeted for future periods.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.
 Kaes Van't Hof
Diamondback Energy, Inc.
May 25, 2022
Page 3

       Please contact Michael Purcell at 202-551-5351 or Ethan Horowitz at 202-551-3311 with any questions.



FirstName LastNameKaes Van't Hof                         Sincerely,
Comapany NameDiamondback Energy, Inc.
                                                         Division of
Corporation Finance
May 25, 2022 Page 3                                      Office of Energy &
Transportation
FirstName LastName